K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

November 23, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Re:	Absolute Shares Trust
File Nos. 333-192733; 811-22917
Post-Effective Amendment No. 12
Ladies and Gentlemen:
We have acted as counsel to Absolute Shares Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 12 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the U.S. Securities and Exchange Commission.
Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.
 Very truly yours,
/s/ Frank J. Mazzucco